Exhibit 99.4

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi expands its social commitments, creates nonprofit unit to provide poorest countries with access to essential medicines

*	Launch of a new and more impactful global corporate social responsibility strategy
*	Accelerating projects on access to medicines, support for vulnerable communities, environmental conservation, and diversity and inclusion
*	Creation of Sanofi Global Health, global nonprofit unit to provide 40 of the world’s poorest countries access to 30 essential medicines

PARIS – April 7, 2021 – In an open letter, Sanofi Chief Executive Officer Paul Hudson today outlined several key projects that the company will implement to increase the impact of its Corporate Social Responsibility (CSR) strategy. Embedded in Sanofi’s long-term strategy, the company’s commitment is based on four essential pillars in which Sanofi is uniquely positioned to make a difference: access to medicines, support for vulnerable communities, preservation of the environment, and inclusion and diversity of its employees.

“The pandemic has forced us to question nearly every aspect of our lives: how we live and work, and how we connect with our communities and the planet. Yet as challenging as 2020 was, it also brought us –Sanofi and the pharmaceutical industry– closer to our purpose than at any other time in living memory,” said Hudson. “This unique context led us to elevate our ambition for our Corporate Social Responsibility strategy and embed it even more into our mission to transform lives and our vision for a better future.”

Sanofi Global Health, pillar of access to essential medicines

A cornerstone of Sanofi’s CSR strategy, Sanofi Global Health is a newly formed nonprofit unit within the company. Leveraging the company’s diverse and large portfolio of medicines and global footprint, Sanofi Global Health is dedicated to increasing access to medicines considered essential by the World Health Organization (WHO) for patients in 40 lower income countries. Thirty of Sanofi’s medicines will be provided across a wide range of therapeutic areas, including cardiovascular disease, diabetes, tuberculosis, malaria and cancer. Sanofi Global Health will also fund the training of healthcare professionals or the set up and development of sustainable care systems for those who suffer from chronic diseases and require complex care.

Sanofi Global Health is the first global initiative to provide access to such a broad portfolio of medicines, in so many countries and across several therapeutic areas, while funding local support programs.

Additionally, Sanofi is committed to helping 1,000 patients living with rare diseases who have no access to treatments and will donate 100,000 vials of medicine for their treatments each year. This continues Sanofi’s 30-year commitment to patients suffering from rare diseases, such as Fabry, Gaucher or Pompe diseases, for which access to treatment is often limited.

Leveraging R&D efforts to address crucial treatment gaps

Sanofi continues to support vulnerable communities and commits to developing innovative medicines for pediatric cancer, with the ultimate ambition of eliminating cancer deaths in children. In low- to middle-income countries, a child is four times more likely to die of pediatric cancers than children living in high-income countries.

Sanofi also continues its efforts to fight polio and sleeping sickness, two of its historical programs that address global health issues. In December 2020, Sanofi announced it had renewed its five-year partnership with WHO to fight neglected tropical diseases that affect approximately one billion people. In this context, Sanofi, the only pharmaceutical company that keeps developing and supplying treatments for African trypanosomiasis or sleeping sickness, has committed itself alongside the WHO to eliminate this neglected tropical disease in humans by 2030. For 40 years, Sanofi has supplied billions of polio vaccine doses, including hundreds of millions of donated doses to support the global polio eradication effort.

Zero plastic packaging for vaccines and ecodesign of products

For several years, Sanofi has been implementing a global environmental protection program, Planet Mobilization. Today, the company is amplifying its actions to further improve the environmental footprint of its products and activities.

To reduce its greenhouse gas emissions by 55% by 2030 and contribute to better resource conservation, Sanofi plans to remove all pre-formed plastic packaging (blister packs) for its vaccines by 2027. The company is also committed to ecodesigning all its new products by 2025. In terms of energy management, all Sanofi sites will use 100% renewable electricity and the company has set a target of a carbon-neutral car fleet, both by 2030.

Pushing to build more diverse and inclusive workforce

As a global company, Sanofi is committed to ensuring that its leaders reflect the communities and patients it serves. The company is committed to building an organization where all employees have equal opportunities to reach positions of responsibility within the company. Sanofi will continue to build a workforce that is fully reflective of the communities employees live in and the patients the company serves. This element of the social impact strategy will be integrated into the career development of Sanofi leaders worldwide, ensuring a mindset that fosters diversity and inclusion throughout the company.

“Throughout this pandemic, public authorities, scientists, and industry have worked closely together to discover and produce vaccines at a pace that has defied historical precedent. We now have to apply this same sense of urgency to other pressing threats, such as climate change, and issues that the pandemic has sharply put into focus, including widening racial and healthcare inequalities. Let’s always remember that crises do not just neatly follow one after the other, they stack up. At Sanofi, we know we can do more,” said Hudson.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Sandrine Guendoul Tel.: +33 (0) 6 25 09 14 25 Sandrine.Guendoul@sanofi.com

Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

https://www.sanofi.com/en/investors/contact

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements

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